UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GREYHOUND COMMISSARY, INC.
(Exact Name of Registrant as Specified in its Charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-53529 Commission File Number	26-3853855 (I.R.S. Employer Identification No.)

2681 East Parleys Way, Suite 204
Salt Lake City, Utah 84109
(Address of principal executive offices)

(801) 322-3401
(Issuer’s Telephone Number)

Date of Mailing: February 3, 2011

GREYHOUND COMMISSARY, INC.
2681 East Parleys Way, Suite 204
Salt Lake City, Utah 84109

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

February 3, 2011

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of January 3, 2011 of the outstanding shares of common stock, par value $.001 per share (the “Common Stock”), of Greyhound Commissary, Inc.  (“we”, “us”, “our”, “Greyhound” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934  (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of our Common Stock pursuant to a Share Exchange Agreement, dated January 3, 2011 (the “Share Exchange Agreement”), by and among Greyhound, China Flying Development Limited (“China Flying”), a Hong Kong incorporated company, and Golden Genesis Limited (“Golden Genesis”), a British Virgin Islands company and the sole stockholder of China Flying.

Under the terms of the Share Exchange Agreement, the Company will acquire China Flying and its indirect, controlled subsidiary Guangzhou Tanke Industry Co., Ltd. (“Tanke”), a company organized under the laws of the People’s Republic of China (“China” or the “PRC”) and a leading animal nutrition and innovative feed additive provider in China.  As described more fully in the Company’s definitive Information Statement on Schedule 14C filed with the SEC on January 12, 2011 (the “Schedule 14C Information Statement”), the closing of the share exchange under the Share Exchange Agreement (the “Share Exchange”) will take place on or about February 9, 2011 (the “Closing Date”).  On the Closing Date, pursuant to the terms of the Share Exchange Agreement, the Company will acquire all of the outstanding equity securities of China Flying (the “China Flying Shares”) from Golden Genesis, and Golden Genesis will transfer and contribute all of its China Flying Shares to the Company.  In exchange, the Company will issue to Golden Genesis 10,758,000 newly issued shares of Common Stock.  In addition, pursuant to the terms of the Share Exchange Agreement, the Company will effect a 1 for 8.512 reverse stock split to modify the Company’s capital structure to accommodate the transactions contemplated by (i) the Share Exchange Agreement and (ii) the Company’s offering of a minimum of 5,652,174 units and a maximum of 6,956,522 units (the “Units”), with each Unit consisting of a $1.15 principal amount 8% Senior Convertible Note (each, a “Note”) and a Common Stock Purchase Warrant (each, a “Warrant”) to purchase one share of the Common Stock with an exercise price of $1.40 per share (such offering, the “Private Placement”).

Effective as of the Closing Date, in connection with the closing of the Share Exchange, Geoff Williams, our current President, CEO and Director, and Nancy Ah Chong, our current Secretary, Treasurer and Director, will resign from their respective positions, and Guixiong Qiu (“Mr. Qiu”) will be appointed as our Chief Executive Officer, and will be appointed as the sole director of the Company and Chairman of our Board of Directors 10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders.  In addition, on the Closing Date, Xugang Shu will be appointed as the Company’s Vice President of Research and Development and Bo Jun will be appointed as the Company’s Marketing Director.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the closing of the transactions contemplated under the Share Exchange Agreement and the resulting change in a majority of our directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed to our stockholders of record on or about February 3, 2011.

Please read this Information Statement carefully. It describes the terms of the Share Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All of our filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held).  Each share of Common Stock entitles the holder thereof to one vote. As of January 3, 2011, there were 3,397,787 shares of Common Stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Security Ownership

The following table sets forth certain information regarding the current beneficial ownership of our Common Stock, by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (2)
Geoff Williams * 19 East 200 South, Suite 1080 Salt Lake City, UT 84111	0	0.0%
Nancy Ah Chong * 19 East 200 South, Suite 1080 Salt Lake City, UT 84111	0	0.0%
John Hern 1900 Millview Coeur d’Alene, Idaho 83814	293,774	8.6%
H. Deworth Williams 19 East 200 South, Suite 1080 Salt Lake City, UT 84111	3,000,000	88.3%
All directors and Officers as a group	0	0.0%

* Director and/or executive officer.

(1)
Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (Zand only such personZ) by reason of these acquisition rights.

(2)
The percentage of class is based on 3,397,787 shares of Common Stock issued and outstanding as of January 31, 2011, prior to the effectiveness of the reverse stock split and closing of the Share Exchange.

Security Ownership Upon the Closing of the Share Exchange and the Private Placement

The following table sets forth certain information regarding the anticipated beneficial ownership of our Common Stock, after giving effect to the closing of the Share Exchange and the Private Placement, by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each executive officer and director of the Company, and (iii) all of our executive officers and directors as a group.

Unless otherwise indicated, the Company believes that all persons named in the table will have sole voting and investment power with respect to all shares of Common Stock to be beneficially owned by them.

Name and Address of Beneficial Owner	Shares of Common Stock Owned (1)	Percent of Class (Assuming Minimum Private Placement Amount) (2)	Percent of Class (Assuming Maximum Private Placement Amount) (3)
Guixiong Qiu * Room 401, 5 building cha shan qui South China Agricultural University dayuan No 483 tianhe qui wu shan road Guangzhou city Guangdong P.R.China	4,841,100 (4)	37.21%	36.71%
Xugang Shu * Room 401, 5 building cha shan qui South China Agricultural University dayuan No 483 tianhe qui wu shan road Guangzhou city Guangdong P.R.China	0	0.0%	0.0%
Bo Jun * Room 401, 5 building cha shan qui South China Agricultural University dayuan No 483 tianhe qui wu shan road Guangzhou city Guangdong P.R.China	0	0.0%	0.0%
Bi Gao Room 704 , No 10 tianhe guanghe road Guangzhou city Guangdong P.R.China	3,442,560 (5)	26.46%	26.10%
Xiuzhen Liang Room 404, No 10 quan fu li fang cun qui Guangzhou city Guangdong P.R.China	2,151,600 (6)	16.54%	16.31%
All directors and officers as a group	4,841,100	37.21%	36.71%

* Director and/or executive officer.

(1)
Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has

(2)
the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(3)	Based on 13,011,093 shares of Common Stock issued and outstanding after the Share Exchange and the Private Placement (assuming the minimum Private Placement amount is raised).

(4)	Based on 13,189,093 shares of Common Stock issued and outstanding after the Share Exchange and the Private Placement (assuming the maximum Private Placement amount is raised).

(5)
Includes 4,841,100 shares of Common Stock held by Golden Genesis that shall be transferred within the next 3 years to Mr. Qiu.  Under the terms of a call option agreement, dated January 3, 2011 (the “Call Option Agreement”), entered into by and among the shareholders of Tanke (namely Mr. Qiu, Mr. Bi Gao (“Mr. Gao”) , Ms. Xiuzhen Liang (“Ms. Liang”) and Mr. Bing Teng (collectively referred to as the “Tanke Shareholders”)), Golden Genesis and Wong Kwai Ho (“Ms. Wong”), Golden Genesis has agreed not to exercise any of its voting rights with respect to such shares on behalf of Mr. Qiu without the prior written consent of Mr. Qiu before all of such shares are transferred to Mr. Qiu.

(6)
Includes 3,442,560 shares of Common Stock held by Golden Genesis that shall be transferred within the next 3 years to Mr. Gao.  Under the terms of the Call Option Agreement, Golden Genesis has agreed not to exercise any of its voting rights with respect to such shares on behalf of Mr. Gao without the prior written consent of Mr. Gao before all of such shares are transferred to Mr. Gao.

(7)
Includes 2,151,600 shares of Common Stock held by Golden Genesis that shall be transferred within the next 3 years to Ms. Liang.  Under the terms of the Call Option Agreement, Golden Genesis has agreed not to exercise any of its voting rights with respect to such shares on behalf of Ms. Liang without the prior written consent of Ms. Liang before all of such shares are transferred to Ms. Liang.

Change in Control

The disclosure set forth under “Proposed Change in Control” below is incorporated herein by reference.

PROPOSED CHANGE IN CONTROL

Upon the closing of the Share Exchange, pursuant to the Share Exchange Agreement, the Company will issue 10,758,000 shares of Common Stock, or 82.77% of the issued and outstanding shares of Common Stock following the Share Exchange, to Golden Genesis, in exchange for 100% of the stock of China Flying held by Golden Genesis.  As a result of the reverse stock split made in connection with the closing of the Share Exchange, the Company’s current majority stockholder, H. Deworth Williams, who currently owns 88.3% of the issued and outstanding shares of Common Stock, will own 2.71% of the issued and outstanding shares of Common Stock following the Share Exchange.  Following the closing of the Private Placement, Golden Genesis will own 10,598,000 shares, or between 56.79% of the Common Stock issued and outstanding at such time, if the minimum number of Units are sold in the Private Placement, and 52.61% of the Common Stock issued and outstanding at such time, if the maximum number of Units are sold in the Private Placement.  Ms. Wong, a Hong Kong resident, owns 100% of the issued and outstanding shares of Golden Genesis.  Under the Call Option Agreement, the Tanke Shareholders hold irrevocable and unconditional options to acquire up to 100% of the Common Stock owned by Golden Genesis for consideration of $0.01 per share.  Upon consummation of the transactions contemplated by the Call Option Agreements, Mr. Qiu will own 4,841,100 shares of Common Stock.

Pursuant to the Share Exchange Agreement, Geoff Williams, the Company’s current President, CEO and Director, and Nancy Ah Chong, the Company’s current Secretary, Treasurer and Director, will resign from their respective positions concurrently with the closing of the Share Exchange.  In connection with the resignations of Geoff Williams and Nancy Ah Chong, Guixiong Qiu will be appointed as the Company’s Chief Executive Officer, and will be appointed as the sole director of the Company and Chairman of our Board of Directors 10 days following the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders. In addition, Xugang Shu will be appointed as the Company’s Vice President of Research and Development and Bo Jun will be appointed as the Company’s Marketing Director.

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Share Exchange Agreement, there will be a change of control of the Company as of the Closing Date.

Consummation of the transactions contemplated by the Share Exchange Agreement is subject to closing conditions, including, among other things, the filing with the SEC of this Information Statement and the mailing of this Information Statement to our stockholders.  There can be no assurance that the Share Exchange will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officers and our proposed directors and executive officers after completing the Share Exchange.

Legal Proceedings

There are no material legal proceedings pending or threatened against us and there are no such proceedings known by us to be contemplated by governmental authorities.  There are no material proceedings to which any of our directors or executive officers, or any associate of any of our directors and executive officers, is a party adverse to the Company or has a material interest adverse to the Company or any of our subsidiaries.

Current Directors and Executive Officers

Our current officers and directors and additional information concerning them are as follows:

Name	Age	Position
Geoff Williams	37	President, Chief Executive Officer and Director
Nancy Ah Chong	39	Secretary, Treasurer and Director

Geoff Williams.  Mr. Williams has served as a director and President of Greyhound since its inception in September 1999.  From 1994 to the present, Mr. Williams has been a representative of William Investments Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Mr. Williams attended the University of Utah and California Institute of the Arts.  Mr. Williams also serves as Greyhound’s principal financial officer and principal accounting officer.

Mr. Williams is currently a director in the following companies with a class of its securities registered under the Exchange Act:

•	Eastgate Acquisitions Corp. (President, C.E.O. and director); and
•	Westgate Acquisitions Corp. (President, C.E.O. and director).

Nancy Ah Chong.  Ms. Ah Chong became a director and Secretary of  Greyhound in September 2006.  From August 2004 to the present, she has been an office manager for Williams Investment Company, a Salt Lake City, Utah financial consulting firm involved in facilitating mergers, acquisitions, business consolidations and financings.  Previously, Ms. Ah Chong was an administrative assistant for Fosgren Associates in Salt Lake City from March 2004 to August 2004.  She has also worked as a customer service representative for Overstock.com from November 2003 to January 2004 and O'Currance from February 2001 to November 2003, and as a marketing and travel coordinator for MGIS from February 2000 to August 2001.  From August 1991 to December 1999, Ms. Ah Chong was with Barrick Goldstrike Mines, Inc. in Elko, Nevada, first as a exploration draftsperson  and then an administrative assistant. Ms. Ah Chong attended and graduated from Omaha Institute of Art and Design in Omaha, Nebraska.

Ms. Ah Chong is currently a director in the following companies with a class of its securities registered under the Exchange Act:

•	Eastgate Acquisitions Corp. (Secretary/Treasurer and director); and
•	Westgate Acquisitions Corp.(Secretary/Treasurer and director).

Proposed Executive Officers and Directors After Share Exchange

The following table sets forth the name, age, and position of our directors and officers after the Closing Date.  Executive officers are elected annually by our board of directors.  Each executive officer holds his office until he resigns, is removed by the board, or his successor is elected and qualified.  Directors are elected annually by our stockholders at the annual meeting.  Each director holds his office until his successor is elected and qualified or his earlier resignation or removal.

Name	Age	Position
Guixiong Qiu	45	Founder, CEO and Chairman of the Board of Directors
Xugang Shu	34	Vice President of Research and Development
Bo Jun	32	Marketing Director

Guixiong Qiu.  Mr. Qiu has more than 13 years experience in the feed additives industry. Mr. Qiu earned an associate degree from South China Agricultural University with a major in Animal Inspection in 1997 and completed an Advanced Program in Agriculture Industrial and Business Management from Tsinghua University in 2005. After his graduation from college, Mr. Qiu worked for Zhengda Kangdi, a large feed producer, for three years. In 1991, he formed a logistic company trading animal drugs. In 1993, Mr. Qiu assisted an associate in managing a flavor enhancer feed additive company until founding Tanke.

Mr. Qiu served as a Vice President of the China Feed Industry Association and is a trustee of the Guangdong Province & Guangzhou City Feed Industry Association, Vice President of China Animal Health Association and trustee of China Green Industries Union Association. Mr. Qiu is also the President and a Director of Guangzhou Hai Hong Chuang Ltd.

Having worked for over 13 years in the feed additive industry, Mr. Qiu brings specialized knowledge of Tanke’s business to our board of directors.

Xugang Shu.  Dr. Shu joined Tanke in 2002 after receiving his Masters Degree in Chemistry from Guangdong University of Technology. From December 2002 until December 2004, he was in charge of Tanke’s product quality meeting ISO 9001 and 2000 standards and compliance with GMP.  In 2005, Dr. Shu became Tanke’s Vice President for Research & Development and organized the technology research center that has been responsible for 5 patent applications. He has received numerous awards and received a PhD in Chemistry from Guangdong University of Technology.

Bo Jun.  Prior to joining Tanke in 2003, Mr. Jun was a sales manager responsible for the sale of feed products at Hunan Haihong Group. From 2002 to 2003, Mr. Jun was a business development officer of technology for Shunde Zhongtian Feed Industrial Co. He has a BA in veterinary from Chongqing Southwest University.

Transactions With Related Persons, Promoters and Certain Control Persons

Loans to Affiliates

On December 24, 2010, in satisfaction of the amounts due from related parties, Mr. Qiu, Mr. Bi Gao, and Ms. Xiuzhen Liang executed a Promissory Note with Tanke in the amount of $3,443,198.67. The loan is unsecured, bears interest at a rate of 4% per annum and will mature on June 30, 2012, at which point the outstanding amount, plus accrued but unpaid interest, is due.

Reorganization-Related Transactions

In connection with the Private Placement, the Company anticipates that it will enter into a Securities Escrow Agreement (the “Securities Escrow Agreement”) with Euro Pacific Capital, Inc. (“Euro Pacific”), as agent, Golden Genesis and Escrow, LLC, as escrow agent.  Pursuant to the Securities Escrow Agreement, Golden Genesis will place in escrow 2,000,000 shares of Common Stock (the “Escrow Shares”), to be disbursed to either the purchasers of the Units in the Private Placement (the “Investors”) on a pro rata basis or to Golden Genesis based on the financial performance of Tanke, the Company’s principal operating subsidiary through the VIE Agreements.  If the Company’s “Adjusted Income” (as defined below) for the year ending December 31, 2011 is (i) at least $4,652,410, then Golden Genesis shall receive an aggregate of one million (1,000,000) Escrow Shares or (ii) less than $4,652,410, then the Investors shall receive an aggregate of one million (1,000,000) Escrow Shares.  If Tanke’s Adjusted Income for the year ending December 31, 2012 is (i) at least $7,571,111, then Golden Genesis shall receive an aggregate of one million (1,000,000) Escrow Shares or (ii) less than $7,571,111, then the Investors shall receive an aggregate of one million (1,000,000) Escrow Shares.  For the purposes of the Securities Escrow Agreement, “Adjusted Income” means the sum of: (A) the Company’s net income; plus (B) any expense incurred in connection with the transactions contemplated by the Securities Purchase Agreement in connection with the Private Placement, including, without limitation, expenses related to the filing of a registration statement; plus (C) any depreciation and amortization expenses related to the expenses described in (B) above for the fiscal year ending December 31, 2011 or December 31, 2012 (as applicable), in each case as determined in accordance with generally accepted accounting principles in the United States of America, as reported in the Company’s Annual Report on Form 10-K as filed with the SEC.

The disclosure set forth under the heading “Proposed Change in Control” above is incorporated herein by reference.

Other

Other than employment and the foregoing arrangements, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party: (i) any of the Company’s directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or (iii) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the Company.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.  To the best of our knowledge (based upon  a review of the Forms 3, 4 and 5 filed), no officer, director or 10% beneficial stockholder of the Company failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act during the Company’s fiscal year ended December 31, 2010.

Corporate Governance

Board of Directors and Committees; Director Independence

We do not have standing audit, nominating or compensation committees of the board of directors or committees performing similar functions. These functions are currently performed by the board of directors as a whole.  We do not have an audit committee charter or nominating committee charter.

Our board of directors does not currently have an express policy with regard to the consideration of any director candidates recommended by stockholders because the board of directors believes that it can adequately evaluate any such nominees on a case-by-case basis.  Our board of directors does not currently have any formal minimum criteria for nominees.  We have not received any recommendations for a director nominees from any stockholders.

As part of our obligations under the Securities Purchase Agreement, we will be required to appoint a board of directors consisting of a majority of “independent” directors (as defined under the Nasdaq Marketplace Rules) and one director designated by Euro Pacific, with at least two of such directors being fluent in English within six months of the closing of the Private Placement.  Upon such appointment, we will seek to form audit and other board committees in a manner consistent with Nasdaq listed companies.

None of our current directors and proposed directors following the Share Exchange are “independent” director under the Nasdaq Marketplace Rules.

Board Meetings

During the Company’s fiscal year ended December 31, 2010, our board of directors held zero meetings and acted by written consent on zero occasions.  We have not yet established a policy with respect to board member’s attendance at annual meetings.

Stockholder Communications

Our board of directors does not currently have a process for our stockholders to send communications to the board of directors.  Our stockholders can currently send communications to the board of directors by writing to: 2681 East Parleys Way, Suite 204, Salt Lake City, Utah 84109.  Following the Closing Date, our stockholders can send communications to the board of directors by writing to: Room 2801, East Tower of Hui Hao Building, No. 519 Machang Road, Pearl River New City, Guangzhou, People’s Republic of China 510627.

EXECUTIVE COMPENSATION

Greyhound’s Executive Compensation Summary

We have never paid any salary or consulting fees to our existing officers.

Option/SAR Grants in Last Fiscal Year

We did not grant any stock options to our executive officers or directors from inception through the date of this Information Statement.

Director Compensation

We do not pay our directors any fees or other compensation for acting as directors. We have not paid any fees or other compensation to any of our directors for acting as directors to date.

Employment Contracts

We presently do not have any employment agreements or other compensation arrangements with any of our officers and directors.

Tanke Executive Compensation Summary

The following table sets forth all cash compensation paid by Tanke, the Company’s principal operating subsidiary (through the VIE Agreements) following the Share Exchange, for Tanke’s fiscal years ended December 31, 2008, 2009 and 2010.  The table below sets forth the positions and compensations for each officer and director of Tanke.  All the officers were paid in RMB and the amounts reported in this table have been converted from Renminbi to U.S. dollars based on the December 30, 2010 conversion rate of RMB 6.6000 to $1.00, as certified for customs purposes by the Federal Reserve Bank of New York.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Guixiong Qiu, Founder, CEO and Chairman of the Board of Directors (1)	2010	31,384.61	38,461.53						69,846.14
	2009	28,787.88					1,188.96		29,976.84
Geoff Williams, President, CEO and Director (2)	2010
	2009
Xugang Shu, Vice President of Research and Development (1)	2010	20,307.69	15,384.61						35,692.30
	2009	10,060.44	3,634.55				1,188.96		14,927.51
Bo Jun, Marketing Director (1)	2010	30,769.23							30,769.23
	2009	22,071.67					1,188.96		23,260,63

(1)           The compensation data for Guixiong Qiu, Xugang Shu and Bo Jun reflects compensation paid by Tanke.
(2)           Geoff Williams served as the Company’s principal executive officer during its most recently completed fiscal year.  Since its inception, the Company has not paid its officers any salary or consulting fees.

Prior to the Share Exchange, we did not pay our officers any salary or consulting fees.

Employment Agreements

Tanke has signed standard employment agreements in compliance with PRC labor laws and regulations with its directors and senior executives.

Option/SAR Grants in Last Fiscal Year

Tanke did not grant any stock options to our executive officers or directors from inception through the date of this Information Statement.

Director Compensation

Tanke does not pay our directors any fees or other compensation for acting as directors.  Tanke has not paid any fees or other compensation to any of its directors for acting as directors to date.

Employment Contracts

Tanke presently does not have any employment agreements or other compensation arrangements with any of its officers and directors.

Dated: February 3, 2011
By Order of the Board of Directors,
GREYHOUND COMMISSARY, INC.

By: /s/ Geoff Williams
Geoff Williams
President, CEO and Director